November 14, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (312) 630-6739

William A. Osborn
Chief Executive Officer
Northern Trust Corporation
Fifty South LaSalle Street
Chicago, IL 60675

	Re:	Northern Trust Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005
		File No. 0-05965

Dear Mr. Osborn:

	We have reviewed your response letter dated September 27,
2005
and have the following additional comments.

Financial Statements

Note 18 - Other Operating Income and Expenses, page 83

1. We note your response to comment 1 from our letter dated
September
13, 2005. Please revise future filings to provide the disclosures required by paragraph 23 with respect to your direct-finance leases.

2. Please revise future filings to disclose the components of your investment in leveraged leases as set forth in paragraph 43 of SFAS
13.

*    *    *    *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.





      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3246 if you have questions regarding our comments.



      Sincerely,


						Angela Connell
						Senior Accountant

William A. Osborn
Northern Trust Corporation
November 11, 2005
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